Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                   Commission File No.: 0-26035


                                               MEDIA CALL
                                               APRIL 9, 2003; 4:30 P.M. CDT
                                               PAGE 1




Coordinator                    Good afternoon and thank you all for holding. All
                               participants will be able to listen only until the question and answer session of the conference. This conference is also being recorded. If you have any objections, you may disconnect at this time. I would now like to turn the call over to Mr. Gary Ginsberg, Executive
                               Vice President of Investor Relations and
                               Corporate Communications. Thank you, sir, you may begin.

G. Ginsberg                    Thank you, Holly. Hello, everyone, and
                               welcome to the News Corporation, General Motors and Hughes Electronics media call, to announce a definitive agreement our three companies have reached today, under which News Corporation will acquire a 34% interest in Hughes Electronics.

                               Participants on today's call are Rupert Murdoch, Chairman and Chief Executive of News Corporation;

                               Rick Wagoner, President and CEO of General
                               Motors; Jack Shaw, President and CEO of Hughes Electronics; and Chase Carey, who upon the closing of the transaction will become President and CEO of Hughes. Also here today to answer questions after our four participants speak are Peter Chernin, President and CEO of News Corp.; Dave DeVoe, CFO of News Corp.; John Devine, Vice Chairman and CFO of General Motors; and Eddy Hartenstein, Corporate Senior Executive Vice President of Hughes and Chairman and CEO of DIRECTV.

                               Before I turn the call over to Rupert, let me very quickly note that under Short Form Rule 425, GM, Hughes and News intend to file a proxy or a consent solicitation statement and other relevant materials with the SEC in connection with the proposed transaction. Because they will contain important information, stockholders are urged to read these materials which when filed will become available free of charge at the SEC's Web site, www.sec.gov.

                               Stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM and News. In addition, information regarding those persons who will participate in the solicitation of GM stockholders has or will be filed by GM and Hughes with the SEC. This call does not constitute an offer to sell or a solicitation to buy in connection with the proposed transaction, which will only be made by means of an appropriate prospectus.

                               On this call, we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the public filings of GM, Hughes and News with the SEC, that could cause actual results to be materially different from those in the forward-looking statements.

                               With that, let me introduce Rupert Murdoch.

R. Murdoch                     Thank you, Gary. Good afternoon, ladies and
                               gentlemen. To those of you who have been eagerly waiting on hold, I'd just say, try it for three years. Anyway, we're here to announce what is an extremely exciting event for News Corporation, the Fox Entertainment Group, and Hughes
                               Electronics. Today, after three years of patient negotiations, but ultimately great satisfaction, we have reached agreement with the boards of General Motors and General Motors Hughes to acquisition a significant 34% stake in Hughes

                               Electronics. For all three of our companies, the benefits of this transaction are substantial. If it is rare to find a genuine win/win scenario in our crowded and competitive media landscape, it is truly exceptional to be able to create a win/win/win scenario as promising and powerful as the agreement we announced today. For the shareholders and customers of News Corporation, Fox Entertainment Group and GMH, today marks the start of a bright future.

                               Let me briefly summarize the highlights of the definitive deal that we reached today. Under our agreement, News Corporation will acquisition GM's 19.9% stake in Hughes at a price of $3.8 billion, or $14 a share, comprising $3,070,000,000 in cash, and 34.3 million preferred limited voting ordinary ADR's at a value of $22.40 each.

                               News Corporation will acquire an additional 14.1% of Hughes from public shareholders, and GM's pension and other benefit plans, at a price of $14 a share, which we will pay using 122.2 million News Corp. preferred ADR's, using a base ADR price of $22.40. Upon closing of the transaction, News Corporation's 34% ownership interest in Hughes will be transferred to the Fox Entertainment Group, our 80.6%-owned subsidiary, in exchange for 74.2 million shares in Fox at $27.99 per share; as well as two promissory notes amounting to $4.5 billion.

                               This agreement is subject to regulatory
                               approvals, but we expect the transaction to close by the end of calendar 2003. At that point, I will become the chairman of Hughes; Chase Carey will become the company's president and chief executive officer; and Eddy Hartenstein will be a vice-chairman of the board.

                               The board will consist of 11 members, including myself; Mr. Carey; Mr. Hartenstein; Peter Chernin, the President and Chief Operating Officer of News Corporation and CEO of Fox; Dave DeVoe, Chief Financial Officer of News Corporation and Fox; and six independent directors who are listed I think in the official announcement.

                               Now, I know that one of the first questions you may have is why we're housing Hughes within the Fox Entertainment Group. The reason is simple: it belongs there. It belongs there first of all because it maintains the logical structure of News Corporation. Fox was created to house News Corp.'s American content and distribution assets, and as a television distribution platform, DIRECTV obviously fits within that structure.

                               Second of all, the company's position within Fox Entertainment Group will facilitate the mutually beneficial relationship we look forward to forging between Hughes and Fox.

                               For Hughes, this deal offers the opportunity to work in close collaboration with Fox to provide its DIRECTV platform with an increasingly rich array of content, programming and technological services. For Fox, a direct-to-home platform capable of delivering our content to American satellite television viewers represents an invaluable outlet for our television products, and our landscape of increasing choice, but also increasing consolidation. Such an outlet is essential if we are to ensure that our existent content and the content that we will create in the future continues to reach consumers.

                               We have built assets of immense value at Fox, assets like our cable channels, for instance, whose long-term viability will be greatly enhanced by the presence of a sister distribution platform. But that is an advantage we do not plan to abuse. As strong a player as we plan to be in the multi-channel television industry, we have every intention of being a fair player as well, both News Corp. and DIRECTV, committed to be bound by the FCC Program Access Regulations under which we will make our content readily available to all satellite television providers as well as cable and other competing platforms.

                               Our creative strength as a company will increase the vitality of the American television market as a whole, enabling the sort of fair and fierce competition that our company was built on, and that, quite frankly, we thrive on.

                               In the case of DIRECTV Television, we will thrive by taking what I feel is one of America's great television assets and substantially improving it. The beneficiaries of these improvements will be the shareholders of News Corporation, Fox and Hughes alike. All of them will be able to watch their asset grow faster and fundamentally stronger whenever possible.

                               Certainly we have considerable strength to build on. DIRECTV is an outstanding company with a very strong brand and a large customer base; furthermore, I'm going to tell you that Hughes management has done a magnificent job running their business and controlling costs in the uncertain circumstances of the past two or three years.

                               Over the next few years, we plan to take the value of this great asset and grow it dramatically, by employing not only the content we have created at Fox, but the talents, the programming, the experience, the technology and the expertise we have developed at our leading television platforms in other places around the world. We are fully confident that by doing so, we will create greater choice and make greater viewing experience for all Americans.

                               In the process, our efforts will invigorate the multi-channel industry and help make satellite TV a viable competitor to cable. More programming options, greater efficiencies, richer content, better customer service and compelling new technologies will give satellite television its best chance to break cable's still dominant hold on viewers.

                               The person who will oversee our efforts, as I mentioned, is Chase Carey, the President and Chief Executive Officer of Hughes. In a few minutes, Chase will give you a better sense of some of the strategies and improvements that we plan for DIRECTV.

                               First, I'd like to add that throughout these negotiations, everybody at General Motors and

                               Hughes have been open and straightforward and a pleasure to deal with. So now I'd like to turn the call over to General Motors' President and Chief Executive Officer, Mr. Rick Wagoner.

R. Wagoner                     Thanks very much, Rupert. Again,
                               congratulations, and good evening to all of you who have joined us. I'm also very happy to be able to participate in this long-awaited and we think very good proposal regarding Hughes. I want to offer a little bit of a perspective on it from General Motors' viewpoint.

                               I'd like to start, though, by thanking our teams at GM and Hughes for their efforts in working this transaction from our side. John Devine led those with Jack Shaw from Hughes. A lot of hard work and good work, as Rupert said, and I think very constructive work with his team, and we appreciate that.

                               Hughes has been part of the GM family in one form or another since 1985, when we first acquired Hughes Aircraft Company from the Howard Hughes Medical Institute. Since that time, Hughes has brought a lot of value to General Motors' shareholders, and it has evolved from really what was an engineering, manufacturing and defense business to a high-technology, high-growth entertainment and satellite services business.

                               Given this transformation, the time has come when Hughes will be better able, better served to realize its growth potential under a different ownership structure, and we think today's announcement with News provides exactly the right structure. As you know, Hughes will become an independent publicly traded company; strong board under the leadership of Rupert Murdoch and a proven management team led by Chase Carey and Eddy Hartenstein.

                               With this transaction, General Motors will turn our store of value in Hughes into cash, and significantly strengthen GM's balance sheet. I'd like to describe the transaction structure briefly from our perspective. It's also detailed in the press release, which has been out now for a little bit.

                               First of all, GM will separate Hughes by splitting it off to holders of GM Class H common stock. GM will sell its 19.9% interest in Hughes for approximately $3.8 billion. As part of that transaction, holders of GM Class H will exchange about 17 1/2% of their holdings for an equivalent of about $14 per share in News Corp. stock and/or cash. We think this represents excellent value for the Class H shareholders.

                               Shareholders' remaining Class H stock will be exchanged on a one-for-one basis for an asset-based capital stock of Hughes. From GM's perspective, besides the sale of our shares to News Corp., as mentioned earlier, GM will receive a dividend of $275 million in consideration of the value enhancement for you shareholders which arises from the conversion from a tracking stock to an asset-based stock.

                               In the end, the majority of the equity interest in the New Hughes, as we call it, about two thirds of it or 66% will be held in public hands, and News Corp. will own 34%. I should add, GM's pension and benefit plans currently hold about 23% of the outstanding Class A stock, and as such will remain major shareholders in the New Hughes.

                               As Rupert mentioned, we'll be seeking shareholder approval of the proposal, and then concurrently antitrust clearance and SEC clearance, and we are highly confident, together with News Corporation, that we can be successful in each of these cases. Overall and in summary, we think this is a good transaction; we think it brings substantial benefits for both General Motors and Class H shareholders; and we think it promises a great future for the Hughes business.

                               With that, let me turn it over to Jack Shaw, who is Hughes' president and CEO. Jack?

J. Shaw Thanks, Rick. When General Motors acquired Hughes in 1985, it was the nation's number one supplier of communication satellites and defense and automotive electronics, with a history of technological achievements that range from the first working laser to the world's first geographic-synchronous satellite. We had 105,000 employees in sales and $9.5 billion.

                               Today, after divesting our automotive, defense electronics and satellite manufacturing businesses, we are the world's top digital direct-to-home satellite broadcaster and private satellite fleet operator, and a leading set-top box manufacturer as well as the leading supplier of data communication networks to business enterprises around the world, with some 12,000 employees and sales of $8.9 billion.

                               Hughes has done well under GM, and we thank them for their stewardship and their willingness to work at understanding a business so different from making automobiles. I want to commend for its unwavering support of Hughes. We've taken some pretty big risks over the years, including launching the nation's first high-powered direct broadcast satellite TV service, and GM has always stood behind us.

                               Getting to this day has been a long and difficult experience for all concerned. It has been especially difficult for the people of Hughes. They deserve high praise for their ability to conduct, grow, and strengthen our businesses over the last couple of years as the company's future hung in the balance.

                               I particularly want to recognize the tireless work of Eddy Hartenstein, Pradman Kaul, Roxanne Austin, Joe Wright, Larry Chapman and their respective management teams, who kept our operating companies focused on day-to-day business while our corporate management was engaging in planning Hughes' strategic future. They never took their eyes off the ball.

                               This transaction is unique and special, in that it brings together the two companies that, unlike any others today, have unrivaled experience and expertise in satellite broadcasting services. We have a passion for satellite, and News Corporation has a passion for satellites. Hughes', coupled with News Corporation's existing satellite platforms, will have unparalleled capability and capacity to distribute programming worldwide and locally in the U.S.

                               Having Rupert Murdoch head the New Hughes is just great. He has a fantastic track record in our industry, and to be allied with his worldwide broadcasting and entertainment company bodes well for our customers, our shareholders, and our employees. Rupert's passion for this business has never wavered over these many years, and I have no doubt will only increase with time.

                               Rupert Murdoch and Hughes are not strangers to one another. Some of you may remember that back in 1990, there was a partnership named Sky Cable, involving Hughes, News Corporation, NBC and Cablevision. The partnership didn't endure, but DIRECTV was born as a result.

                               Once, somebody asked me about a relationship with Mr. Murdoch. I said he was a customer, a competitor, and a supplier, all at the same time. He bought Hughes satellites to broadcast to BSkyB subscribers in Britain. He competed with us in Japan and Latin America, and he supplies programming services to DIRECTV.

                               Chase Carey, who will succeed me as Hughes' CEO, has an outstanding record at News Corp. When he joined the firm in 1988, it had, to quote chase, "a two-night-a-week broadcast network, seven stations, no cable programming, international television operations or sports, and news programming." Today, News Corp. is unrivaled in its role as a global media leader. Much of that success is due to Chase's efforts.

                               We at Hughes have always been big believers in the unrivaled reach, efficiency and scale that is inherent with a direct broadcast satellite platform. We took a nascent idea, and despite the naysayers - and there were many - have in nine years built DIRECTV into the number two multi-channel TV service in the United States, with more than 11 million customers.

                               Rupert, Chase, and their News Corp. colleagues share that common belief and recognize the tremendous future opportunities that await the New Hughes. When this deal closes, there will be many winners. GM, News Corp., and Hughes will be winners. The stockholders and employees of each company will be winners. We believe that by becoming an asset-based stock, Hughes will be able to unlock its true value.

                               But the biggest winners will be the folks who subscribe to direct broadcast satellite services. They will be the biggest winners of all, as they enjoy even more and better programming, increased interactivity and every competitive pricing. Perhaps the only folks who aren't in the winner category are our competitors. You can be sure that the competitive spirit that is instilled in the Hughes company will flourish and be taken to an even higher level in the days to come.

                               Finally, I want to assure you that our operating companies will not be distracted by the legal and regulatory process that has to occur before the close. They will focus on their customers. My corporate staff and I will focus on getting the deal done as quickly as possible. Remember, we've had a lot of practice.

                               I'd like to turn it over to Chase Carey now.

C. Carey Thank you, Jack, and thank you for your kind words. Before I get into our plans for Hughes, I want to reinforce something both Rupert and Jack have mentioned as they spoke, and that is the truly impressive job the management of Hughes has done over the past few years. It's certainly not easy running a company under any circumstances, but it's an awful lot harder when the future of that company is in flux. So it is with a great deal of admiration that we recognize the accomplishments of Jack, Eddy, Roxanne, Pradman, Joe, Larry and the rest of the Hughes team, and we really do look forward to supporting and working with them as we build on the success of Hughes. We are highly supportive of this management, and we want them to be as successful as possible.

                               Clearly the cornerstone of Hughes, of course, is DIRECTV, which has successfully established itself as the market leader in U.S. satellite television. Second only to ComCast in the number of multi-channel subscription homes it reaches in the U.S., DIRECTV has created a fabulous brand and unique strengths in key areas like customer service, programming and distribution.

                               DIRECTV has also taken a number of steps in the past year to further strengthen its business by addressing issues like cost reduction. Our goal will be to bring the expertise of News Corp. to bear as we enhance and expand on DIRECTV's plans. We have a proven track record at building businesses like the Fox Network and Fox News, as well as firsthand experience in creating and operating successful satellite distribution businesses like BSkyB, which is generally considered the premier satellite television platform in the world.

                               That expertise will be employed across the board at DIRECTV. In the cost area, as DIRECTV's management has acknowledged, there is considerable work still to do, and we plan to enhance those managers' efforts by attacking costs like programming, marketing, churn and set-top boxes. We will also work with DIRECTV management on a plan to maximize the platform's growth potential.

                               DIRECTV already provides a great consumer experience, but we plan to make it even better. Initiative scenarios like customer service, marketing onscreen guides, program packaging and choice will be critical as we work to further increase the excellence of DIRECTV's offerings to customers.

                               Technology too will be a crucial component of our plans to grow the success of DIRECTV. As technological innovations like high definition, personal video recorders and interactivity become market realities, we're confident that DIRECTV will build on its leading ability to bring the most advanced experience to consumers.

                               Yet, while DIRECTV is a cornerstone, we also must focus on key issues across the rest of Hughes. HNS, already the worldwide leader in the enterprise business, has the opportunity to take that business to a higher level with the launch of Spaceway, a satellite system that represents an entirely new generation of capability.

                               In other businesses, like Latin America, there are significant challenges to address, and we will work with Hughes' management to determine the best course in these and other issues, in a decisive, expeditious, yet thoughtful manner.

                               One of the greatest strengths we'll bring to this company is a decisiveness that will enable Hughes to address both problem areas like Latin America and areas of opportunity, like the launch of interactivity and other technological innovations. Hughes has clearly and understandably been handicapped in executing such plans by their for-sale status over the past few years. The clarity that comes from the end of that process, combined with the expertise we bring to the business, should enable us to energize the decision-making that is critical to the business's growth and improvements from here.

                               We look forward to meeting all these challenges as we bring to this opportunity the talents, the experience, and clearly the excitement that we've developed in television markets all over the world. I think that there's no greater multi-channel television business than DIRECTV, and I think there's no greater opportunity for News Corp., Fox and Hughes' shareholders and customers than this chance to make DIRECTV the strongest distribution platform in the world.

G. Ginsberg                    Operator, we'll now be ready to take questions.

Coordinator                    Floyd Norris, you may ask your question, and
                               please state your company name.

F. Norris                      Thank you. This is Floyd Norris from the
                               New York Times. I'm sorry, there are a couple of things. Did I understand GM was also getting some extra cash out of this besides the $3 billion that they'll get directly from News Corporation?
                               And related to that, why is this deal being structured so that GM gets cash and its shareholders don't?

R. Wagoner                     Floyd, Rick Wagoner. Your first question,
                               basically what we indicated, and as noted in the press release, the value of the 19.9% of the shares that are being sold by GM to News Corp. is approximately $3.8 billion, some cash, some stock. In addition to that, GM is going to receive a special dividend of $275 million from Hughes, in consideration for value enhancement for H shareholders, which arises from converting from a tracking stock to an asset-based stock.

F. Norris                      That was $375 million?

R. Wagoner                     $275 million.

F. Norris                      I'm going to ask John Devine to comment on the
                               second question, please.

J. Devine                      Floyd, to answer your second question in
                               terms of why cash, is we have no choice. As part
                               of the structure we've agreed a tax-free
                               spin-off, which we think has considerable value
                               to the shareholders; and as part of that, you're
                               required to sell all your shares. You can do it
                               over a period of time, but you have to sell all
                               your shares; so we've elected to that as part of
                               this transaction, but we do it because we have
                               ....

F.                             Norris You couldn't take stock too?

J. Devine                      We could take some stock in News, you mean?

F. Norris                      Yes.

J. Devine                      We are, in some of the stock; we are taking part
                               of it in stock.

F. Norris                      You couldn't take all of it in stock without
                               messing up the tax benefits?

J. Devine We could. Obviously liquidity is important to General Motors. But we've agreed to take a combination of both cash and stock.

F. Norris So why do you have to? You don't have to do it.

J. Devine                      No; we do. You don't understand. We have to sell
                               the Hughes share, the tracking stock, as part of a tax-free spin-off. That's required under tax law.

F. Norris                      Under tax law, the shareholders can't get cash
                               and make it a tax-free deal. You could take all stock. Your decision to take cash -

(Parties speaking simultaneously.)

J. Devine                      We have to sell the Hughes tracking stock -

F. Norris                      -- while the shareholders don't was your
                               decision.

J. Devine                      -- in order to qualify for a tax-free
                               spin-off. We're doing that. We don't have to sell it at one time, we could sell it over a period of time; but we don't have a lot of time to do that.
                               So we are doing that. We are taking some stock as part of this transaction. But we have to sell the Hughes tracking stock as part of the tax structure.

G. Ginsberg                    I would ask that the media from this point
                               forward, please limit your number of questions to one. Thank you.

Coordinator                    Peter Thal-Larsen, you may ask your question,
                               and please state your company name.

P. Thal-Larsen                 Peter Thal-Larsen from the Financial Times. I
                               have a question for Mr. Wagoner. Given that you had an offer from Mr. Murdoch for this business something like 18 months ago at a valuation, I think according to my calculations at least 30, 35% higher than what you're receiving today. How do you explain to GM shareholders that you didn't take that offer at the time, and how do you explain the sort of reduction in value that you've had to kind of come up with now.

R. Wagoner                     You'd better recheck your math. The
                               economic value to GM is about the same. The reason we took the other proposal at the time, because our board determined that it offered higher value to both sets of shareholders. That wasn't approved. We then began this second-round process to try to come up with what was the best transaction for Hughes and General Motors and their shareholders, and News came up with what we thought was the best value transaction.

                               It is a much simpler transaction than the initial proposal that we looked at, the initial round of proposals, for a variety of reasons. The economic value is roughly the same for General Motors; and we think for the Hughes' shareholders, actually, this is going to work out better for two reasons. In the interim period, Hughes has frankly got its business running much better, which is a plus; and as I say, because the transaction I think is much simpler, some of this is all tax-related from the GM side, so it was us that set those rules. I think it's going to enable us to, with the support of obviously News under this new structure, going to run better; so from our perspective, I think we're better off with this proposal than if we had taken the initial proposal from News, but obviously there has been a delay in time. I think from a value perspective, though, it works out about the same.

P. Thal-Larson                 Sorry, can you clarify, how do you work out the
                               economic value is the same to GM at this price as it was at the end of 2001?

R. Wagoner                     Just do the math. We just did the math. It just
                               adds right up, if you do the total math value.

P. Thal-Larson                 Can you go through that calculation?

R. Wagoner                     Incidentally, I'm not sure we ever
                               announced the News deal that we did not accept the first time; so I think maybe the problem is, you might not have the initial base point that GM had, because we didn't announce that. Obviously we announced the offer that we had chosen at the time.

Coordinator                    John Lippman, you may ask your question, and
                               please state your company name.

J. Lippman                     Wall Street Journal. I was wondering, Mr.
                               Murdoch, what sort of concrete plans News Corp.
                               has to try to grow the DIRECTV subscriber base.
                               As you may be aware - surely are - growth rates for DBS had been slowing down; the business has been maturing. Some analysts and consulting firms are now cutting back their projections for DBS growth in the face of broadband being offered from cable. In what sort of ways can News Corp.
                               revitalize the growth of DIRECTV?

R. Murdoch                     I think there are a lot of ways to make it more
                               exciting, but I'd challenge what you said there, John. The growth of satellite television is going on apace. Both companies are growing by about a million a year, let's say two million together, whereas cable is going down by about one million. I think they lost a million last year. So I wouldn't think there's any maturing at all going on; and particularly now with the growth of putting local stations in, in the local-to-local business, it's making satellite again more attractive and...growth. But there are many things - you look at what we're doing in London - that really enhance the viewing experience, putting interactivity capacity into the set-top boxes and of course putting PVR's in as well, although Hughes has just started doing that here with TiVo, I believe.

J. Lippman                     Putting what in? I'm sorry, I didn't catch that.

R. Murdoch                     PVR's.

J. Lippman                     Yes.

R. Murdoch                     Which will grow more powerful every year,
                               probably double in power, the capacity of the hard disks.

J. Lippman                     You think those will attract new customers to -

R. Murdoch                     John, we're not frightened by broadband.
                               We'll be providing broadband for those that want it, but I think there will be many platforms for broadband; and the supply of broadband may well become a commodity, whether it's by satellite or ... or cable or DSL. It is not a killer app for cable.

J. Lippman                     Broadband's not a killer app.

R. Murdoch                     No.

G. Ginsberg                    Again, I'd just please remind people to
                               keep your questions to one. We'll get through more questions that way, and then we can come back for follow-ups if we have time.

Coordinator                    Bill Koenig, you may ask your question, and
                               please state your company name.

B. Koenig                      Bloomberg News. This is a question for
                               either Rick Wagoner or John Devine. As part of the deal, as you said, you're getting mostly cash but some shares; is it News Corp. ADR's, I think?
                               How long do you anticipate holding onto those shares?

J. Devine                      This is John. We haven't made a decision on
                               that, so we'll decide that sometime in the future after the deal is completed.

B. Koenig                      All right, thank you.

Coordinator                    Steve Hansen, you may ask your question, and
                               please state your company name.

S. Hansen                      Millennium Partners. I would like you to
                               explain, or how you can explain the $275 million dividend payment as being value-enhancing when it seems like there's no benefit to the GMH shareholders, and a truly value-enhancing deal would have been to just create an asset-based stock and then tender for 33% of the shares.
                               Thank you.

R. Wagoner                     We don't agree with your view, obviously; and I
                               think, in fact with significant input from a range of investment bankers, there's a fairly broad-based consensus that an asset-based stock is worth more than a so-called letter stock. As an example, when EBS was spun off, moved from a letter stock to an asset stock and spun off from GM, there was a comparable distribution made actually on a percentage basis, about twice as high. If you look at other kinds of M&A transactions which involve things such as differential voting rights, you find similar kinds of premiums, so I guess we would challenge your premise; and we think, again, these decisions are made by each set of board of directors, both H and GM, and there is a capital stock committee which judges fairness. Those committees and boards have met a number of times on this transaction, and to be honest, there are gives and takes; and Jack and his team represent
                               Hughes' management with the support of two independent investment bankers, and this is, if you will, the negotiated settlement which balances the interests of all parties.

                               I want to be clear, we think this is - Jack should be able to speak for himself here, but from the Hughes' shareholder perspective, this is really a nice deal, because they basically, with the asset-based stock and with the help of News now, we think the business is going to be in a position to grow much more rapidly than we could under the letter structure with General Motors, for reasons which have been discussed over the years.

                               Jack, you may want to add to that.

J. Shaw Yes; I agree with what you say, Rick. From our perspective, there are the three companies involved in a transaction like this, and it's a difficult transaction to come up with a final deal. We at Hughes and our board felt it was very important that we become an asset-based stock, and this $275 million is something that we thought was a reasonable contribution from the Hughes side to get the deal done.

                               We do have the cash. As you know, we went out on a debt offering as well as a bond offering, and so we do have the cash; so this was not a difficult decision from the Hughes side.

Coordinator                    Sinead Carew, you may ask your question, and
                               please state your company name.

S. Carew I'm from Reuters. Can I ask what's going to happen with PanAmSat and Network Services now? Also, I'm sorry, it wasn't clear, when you were talking about broadband. On the one hand you were saying you're going to offer broadband, but on the other hand you were saying, well, it's not - it could become a commodity. Maybe if you can explain your plans a little bit more.

C. Carey Sure. This is Chase Carey. Right now our plans for the HNS and PanAmSat business is to operate them, keep them, and drive them to their full potential. They're businesses we're excited about, and we look forward to working with.

                               As it relates to broadband, which Rupert spoke about, I think what we're saying is we will have a broadband satellite option, but broadband really, there will be an array of choices for a consumer. DSL is out there today, beyond cable, cable modems; there are new technologies coming that people talk about .... I think what we
                               expect in broadband is to have an array of choices for the consumer in the marketplace. Satellite will be one of them, but there will be an array, and we'll work with the various players to create an attractive opportunity for the customer to pursue broadband side by side with video.

S. Carew So basically you're saying that you're going to do partnerships for your broadband.

C. Carey I think it remains to be seen how it all evolves. To what degree are there simply offers in the marketplace. I don't think partnerships are necessarily required. I don't think it's been proven that bundling is critical, that people want to see one bill. I think to some degree there is obviously price competition between the players that are offering these, but I think it's going to be a vibrant, evolving marketplace, and we will make sure there are offers for the consumers that enable us to compete fully.

S. Carew Okay. You didn't really explain how PanAmSat and Network Services fits with the News Corp. business.

R. Murdoch                     Oh, yes, I can. I think it's a -

S. Carew                       Who is this? I'm sorry.

R. Murdoch                     Murdoch here. The satellite business has been
                               consolidating very strongly, and DIRECTV of course have their own satellite and their own spectrum; but it could well be of interest to us in our other operations in other parts of the world, and we don't really want to become a victim of one European monopoly or duopoly having all the satellite services in the world, which is where it's heading at the moment. But we've got an open mind about it. It makes a steady cash flow of - I think it's rising towards $500 million a year - and we're not going to walk away from that in a hurry.

S. Carew From PanAmSat or Hughes Network Services? I want to make sure which one you were referring to when you said that.

R. Murdoch                     I was talking about PanAmSat.

S. Carew                       Okay, thanks.

Coordinator                    Luke Collins, you may ask your question, and
                               please state your company name.

L. Collins                     Luke Collins from the Australian Financial
                               Review. This is for Mr. Murdoch. Both you and
                               Mr. Shaw have spoken about the synergies, if you like, between DIRECTV and the other satellite-based pay-television operations of
                               News Corp., which makes it seem reasonably compelling to have DIRECTV housed within, say, a Sky Global Network structure, which Mr. Carey was going to be the head of. So I'm wondering whether or not this is simply - the current structure is a way of getting this transaction done, and you might then revert to an integrated satellite/pay-TV distribution entity.

                               Secondly, I wanted to get your personal thoughts about finally realizing your 20-year attempt to crack into the U.S. market.

R. Murdoch                     The second question, I just said it's
                               very satisfying, or will be when we get through Washington. What was your first question; I'm sorry?

L. Collins                     It was just about, it seems reasonably
                               compelling to house Hughes within Sky Global
                               Network -

R. Murdoch                     Yes. I think the Sky Global Network idea,
                               we've sort of moved on from that. But there will be mutual interest, I believe, between the various platforms in the design and purchase of set-top boxes and equipment, maybe even in programming from third parties. There's a whole array of things in which there may be some very worthwhile economies to be made.

C. Carey                       Yes. I think there really still is very
                               much a win/win opportunity to find ways to work together to take advantage of the breadth of reach that these multiple satellite platforms have, whether it's new operating systems, interactivity such as BSkyB has today. I think we'll be very opportunistic about finding win/win opportunities.

L. Collins                     Might you create, perhaps, for example,
                               an executive committee of the various chiefs of those satellite entities to further coordinate that?

C. Carey I'm not your big believer in committee management. I think we know the various players, and I think we're knowledgeable about the business, and I think can act without committee creations to find opportunities that make sense for everybody.

L. Collins                     Great. Thank you.

Coordinator                    Nic Hopkins, you may ask your question, and
                               please state your company name.

N. Hopkins                     This is a question for Mr. Murdoch. It's
                               Nic Hopkins from the Times of London. I'm just curious to know what are the regulatory issues you would expect to encounter, given that obviously Hughes is an international business;
                               you have some competition with DIRECTV in Latin
                               America; and would you also anticipate any interest from the European Commission?

R. Murdoch                     Certainly not from the European Commission; this
                               is not a big enough business in Europe in any way to attract that attention. As for Washington, the only possible thing that could have attracted criticism, we have addressed in our statement, which is to have completely open access to our platform to all suppliers, and not to use it in any way for exclusive Fox or News
                               Corporation product. That was the only thing that could have been raised at all. We don't see anything else. It is vertical integration, but that has been fought and won by Time-Warner, by ComCast, by plenty of other companies in this country already. That bridge has been crossed.
                               So we don't see any serious legal problems at all.

N. Hopkins                     If I may, there is the issue, though, of Latin
                               America where -

R. Murdoch                     Yes, there will be some regulatory things there
                               to do, which we haven't addressed yet; in Mexico and in Brazil and the various countries.

C. Carey We don't view those as being issues with regards to the larger transaction.

N. Hopkins                     Do you think you might be pressed into making
                               smaller divestments of any sorts?

C. Carey                       No.

R. Murdoch                     We'd have to see that.

C. Carey                       All right, thank you.

Coordinator                    Paul Chavez, you may ask your question, and
                               please state your company name.

P. Chavez                      The Associated Press. I had a question about the
                               total value of the deal, and how the $6.6 billion figure was gained.

R. Murdoch                     It was a result of hard negotiations. We try to
                               pay less and they try to get more....

P. Chavez                      I mean, I know that there's a $3.8 billion
                               figure and that $275 million, switching it over to an asset-based stock; but how do you reconcile those figures with the larger 6.6 figure?

M                              It's 34% of the company at $14 a share.

M We're acquiring 470 million shares at $14 a share. If you do the calculation, it's roughly $6.6 billion.

J. Shaw The $17.1 billion is the market cap of Hughes, though, at today's price.

R.                             Murdoch How much?

J. Shaw Seventeen billion is the market cap of Hughes at today's price. It's in the GM press release. I think that's what the questioner is referring to?

P. Chavez                      Right.

R. Murdoch                     This puts a price, I think, of like 19 1/2on it.

J. Shaw Right. There's a statement; I don't know if you've had a chance to read our press release, Rupert. I suppose not, since we just finished it up before we got on the call here; but basically we just highlight that today, based on the closing price today, the market value of the Hughes shares in total, including those held by the GM family, is about $17 billion; and I think that's maybe what the questioner was picking up on.

Coordinator                    William Cavaller, you may ask your question, and
                               please state your company name.

W. Cavaller                    Bill Cavaller, Commerce Bank. I'm a GMH
                               shareholder. I'm not an investment banker and I'm not a business person, and I can see that from the investment banking and business people's side, this is a great deal. But from a GHM shareholder perspective, you loaded $3 billion of debt on the company; you're taking another $275 million in what sounds like a bribe to GM. What do I get out of this? I don't really understand why I would ever vote for this transaction. Can you explain it to me?

G. Ginsberg                    If I could interrupt for a second, this
                               is a media call. There will be investor calls beginning, for News Corp., tonight; and GM and GMH will be having investor calls tomorrow. So could we please defer your question to tomorrow, to the appropriate call, and take the next call from the press. I'm sorry to interrupt that, but this is a press call.

W. Cavaller                    There is no answer to the -

J. Shaw -- we'll be glad to answer it, because we have a very good answer to it.

Coordinator                    John Lippman, you may ask your question, and
                               please state your company name.

J. Lippman                     Wall Street Journal. Perhaps this is a
                               question for Dave DeVoe. Do you see, as you begin to absorb DIRECTV, are there any sort of rationalizations or cost savings that you can effect, and if so, do you have any estimates as to what it might be and how you might go about it?

D. DeVoe John, it's probably a question for Chase, but from -

J. Lippman                     Okay, Chase, then.

D. DeVoe -- News Corp.'s perspective with respect to the transaction and its effect on both Fox and the News Corporation in the first fiscal year that we will own the business, which is fiscal '05, a whole year of operation, we would expect the transaction on News and at Fox to be somewhere between marginally dilutive to slightly accretive at both companies. Chase, do you want to -

C. Carey Yes; I think in terms of costs - and I touched on it up front - clearly costs are an issue at DIRECTV. They have been, and DIRECTV acknowledges it, and they've made real strides to address the cost issues. They've made real progress, and as they said, there are still initiatives they have underway. I think what we would really bring to them is an across-the-board set of insights and experience and expertise from operating this array of businesses that would hopefully enhance their ability to really achieve the type of margins we think are possible in this business. I think that really is every area you look at. It's programming, it's marketing, it's churn, it's SAC, it's set-top box costs. Various technological innovations that you bring in, as you bring on new technologies and the costs related to them. I think all of those are areas where we'd look to enhance the initiatives that DIRECTV has been working hard on, and making real progress on; and that we would be able to help them take those savings beyond where they've been and to where we think they should be.

J. Lippman                     Can you put a number on it?

C. Carey I don't think it's the type of thing I'd quantify. It's a lot of different initiatives across really almost every area that the company operates in, but it's not something that I'd quantify to a specific number. It's an ongoing process that we'll deal with.

Coordinator                    George Szalai, you may ask your question.

G. Szalai                      The Hollywood Reporter. A question for Mr.
                               Murdoch. I was wondering, since you have to write down the line to increase your stake from 34%, if currently you would expect to take advantage of that option, and what the advantages to News
                               Corp. would be of increasing its stake.

R. Murdoch                     First of all, we're limited in this
                               agreement not to buy any more shares for at least
                               12 months. I think after that we'll address the question. But we have certainly no plans to.
                               We're very satisfied with the governance clauses here. We think we can have all the influence that we need to have with our 34%.

G. Szalai                      Are you expecting that Liberty Media is going to
                               use its option to increase its stake in News
                               Corp., or have you talked to them at all? Would you expect to exercise your option to bring in some cash from their side to help finance this deal?

R. Murdoch                     I think it's probable that, yes, they'll either
                               exercise their option or we'll exercise our call. That's probable.

G. Szalai                      Thank you.

Coordinator                    George Mannis, you may ask your question, and
                               please state your company name.

G. Mannis                      It's George Mannis from thestreet.com. Two
                               things. One is, first off, for Mr. Murdoch, what mechanism or safeguards do you expect to have in place to ensure that equal access for other programmers? Second, you talk about the difficulty without this distribution channel for getting Fox programming to the audience in the U.S. Can you talk a little more about why you would have that difficulty, and also what specific things you expect to be doing with your programming to make sure it gets that audience?

R. Murdoch                     We're doing pretty well now with our
                               audiences everywhere. We're very happy with them.
                               As to the first part of your question, we don't need a mechanism. I can assure you, if we don't follow through on this pledge, you'll get such a scream from every supplier and from all of Hollywood that you'll hear about it.

G. Mannis                      No, but you said yourself at the very
                               beginning that you wouldn't be able to reach the audience for your current and future programming
                               - or at least your ability to reach that audience with current and future programming would be assisted by this transaction; and can you talk specifically -

R. Murdoch                     I don't think I did say that.

G. Mannis                      "In the landscape of increasing choice,
                               doing this is essential if we are to assure that our existing content and the content we will create gets to an audience." I believe that was part of your speech.

R. Murdoch                     I think if we were to create very
                               compelling content and it was to be launched on DIRECTV, that cable companies would want to buy it on the same terms very quickly, and it will be available to them. We're not going to keep anything exclusive in that way.

G. Mannis                      But how will it increase - like what type - are
                               you going to do new channels, to start them out on the satellite programming?

R. Murdoch                     We don't have any specific plans at the
                               moment, but that's one alternative, certainly.
                               I'd just say this: it's taken us six or seven years to get what is about 90% distribution of the Fox News Channel, and I think with this sort of exposure, that sort of thing will happen a lot faster.

Coordinator                    John Higgins, you may ask your question, and
                               please state your company name.

J. Higgins                     Broadcasting & Cable Magazine. Rupert,
                               could you give us some detail of the approach by Charlie Ergen to possibly sell EchoStar a couple of months ago? And Rick, are you disappointed that you weren't really able to gin up much of an auction, that you didn't get much of a bidding war going on?

R. Murdoch                     To answer the first part, I don't know
                               how serious Charlie was, whether he was just testing the waters. I don't believe that - I know
                               Charlie well enough now to think that he would be definitely lost without EchoStar; he lives that business and he runs it very well. I expect him to be a very healthy competitor.

R. Wagoner                     On my half of the question there, I think we
                               came to a transaction here which, from our perspective, is very, very satisfactory, as we went into this and looked at the options post the defeat of the initial proposal down in Washington. We had some ideas of what we thought was fair value for GM and Hughes, and we wanted to make sure that a transaction achieved that;
                               and I think in this sense it worked out just fine. I think we've got a great transaction for both of us, and I think we have a buyer on the other side who brings a huge amount of expertise to this business. So from our perspective, we were able to satisfy, if you will, all the buckets quite nicely, and we're very happy with the transaction.

                               I want to be clear: We didn't have to go ahead. There was no requirement that we proceed with this transaction now, so we did it very much on the basis that we thought this was a good deal for all the parties that we have to represent, and we feel good about, as we send Hughes off, if you will, into other hands, we feel very good about their future. So we're very pleased with the way it came out.

Coordinator                    Russ Britt, you may ask your question, and
                               please state your company name.

R. Britt I'm with CBS Market Watch. I have actually a two-parter. Speaking of EchoStar, they got a good long look at DIRECTV operations over 14 months as a result of the due diligence process. Are you at all concerned, Mr. Murdoch, about that? Are you making any plans for steering the business as a result of what they got a look at? And if you could also comment on the significant of being the only major broadcast network with a major pay-TV distribution operation now.

R. Murdoch                     First of all, as far as Charlie Ergen
                               having a good look, no; I think this is a pretty small world and there aren't many secrets. I think we know what he's up to, what his possibilities are and how he thinks, and I think he knows the same about us. But on the broadcast network, no; there's just no crossover there at all, really.

R. Britt                       I guess I'm not really talking about crossover;
                               I'm talking about you as a media company, having both of those operations at -

R. Murdoch                     Well, the two are quite different. One is
                               something that we create and drive and promote within - it's creative programming, creative scheduling, and that's something which we're totally responsible for. Here, we're really a carrier for the whole industry, and there's really no conflict in that at all.

R. Britt Does that give you a strategic advantage over other media companies?

R. Murdoch                     I can't see it.

R. Britt                       Thank you.

Coordinator                    Bob Sherman, you may ask your question.

B. Sherman                     I'd like to ask Rupert and Chase the one
                               question that I've gotten from people inside
                               DIRECTV time and time again over the last few weeks, and since they can't ask it, I'll ask it for them. When can we expect a specific regime change inside DIRECTV specifically? Can you map out - you've given a little conflicting information on the call. Who's going to be running DIRECTV and when?

R. Murdoch                     We would expect really to leave everybody
                               where they are, and they'll be reporting to Chase
                               Carey after the changeover, rather than to Jack
                               Shaw, whom we understand is planning his retirement.

C. Carey                       I meant it when I said we're very
                               supportive of this management. They've done a great job in building this business in a very tough environment. Look, they've built the market leader. I do think we believe we can enhance that management, but our initiatives are going to be to enhance what the management is undertaking, not the change. We believe we can bring some expertise and perspectives, but that's really how I'm planning to run it.

B. Sherman                     Is Tony Ball going to be brought over from Sky
                               to run DIRECTV?

C. Carey                       No.

B. Sherman                     So there are no plans to bring anybody in from
                               outside, other than you at this point, Chase?

C. Carey The only plans I have right now are to work with the management in place to determine how we can take the business to its full potential, enhance their performance, and drive it forward.

B. Sherman                     Since everyone else got nine questions,
                               let me just ask two very specific things: Is this going to be, in the strictest legal sense, both at the FCC and from a corporate governance situation, change of control?

M                              Technically, under the FCC rules, it would be.
                               That's why you're going down for approvals.
                               That's just assumed, in connection with the application process.

B. Sherman                     So you will be filing this at the FCC as well as
                               Justice?

M                              That's correct.

B. Sherman                     Then also, I assume at this point there will be
                               a standstill agreement fairly quickly in the litigation between NDS and DIRECTV?

C. Carey There's not a standstill on that. I think obviously all of us would prefer to work something out on a business basis as opposed to litigation, but there's not a standstill; though I think we all recognize we'd prefer to find a business solution here.

B. Sherman                     Yes, but if you guys wind up owning DIRECTV,
                               you're not going to sue yourselves.

G. Ginsberg                    We have to move on. Operator, we have time for
                               one last question.

Coordinator                    Jane Schultz, you may ask your question, and
                               please state your company name.

J. Schulze                     Jane Schulze at The Australian. Mr.
                               Murdoch, the question for you is, have you now achieved everything you ever set out to when you
                               ... so long ago, and do you have any other challenges left?

R. Murdoch                     There are always new challenges, but I don't
                               have any in mind at the moment, Jane.

L. Murdoch                     The Australian's circulation is the one I
                               can think of.

R. Murdoch                     Just make that paper look better, will you?

J. Schulze                     But Mr. Murdoch, do you see this as the
                               culmination of what you've always set out to achieve?

R. Murdoch                     I think for a long time we've had
                               ambitions to be in the distribution business here and elsewhere; we think it's a great business. We think the growth of multi-channel television and choice of the public is something that's very popular, and it's something to base a very sound business on.

G. Ginsberg                    Thank you very much, everybody, for
                               participating in today's call.








                       **********************************

The following letter was sent to all employees of DIRECTV Latin America, LLC:


                                                                 [DIRECTV LOGO]


April 9, 2003

TO ALL EMPLOYEES OF DIRECTV LATIN AMERICA:

As you may now be aware, General Motors has announced today that it intends to sell its remaining interest in Hughes Electronics Corporation to News Corp. and split off Hughes from General Motors. The details of this transaction are described in the accompanying press release and letter from Jack Shaw.

It is important for you to know that the proposed transaction, which is subject to multiple regulatory approvals, does not provide for a combination of DIRECTV Latin America with Sky Latin America and is not contingent on such a combination of these companies. We all know that there are many complex ownership, regulatory and strategic issues pertaining to the direct-to-home satellite business in Latin America. All of these issues would need to be addressed as part of any discussions involving the combination of the DIRECTV and Sky Latin American businesses. Although there are many possible alternatives, no preferred outcome has been determined at this time.

What does this mean for our business? While the proposed transaction does not have a direct impact on our operation, it will certainly make all of our jobs more challenging. We must continue to provide our customers across Latin America and the Caribbean with the best programming and service. We are continuing our restructuring activities under the Chapter 11 process to improve the near and long-term viability of our business. And finally, we must continue to operate an independent DIRECTV Latin America business that competes vigorously against both cable and Sky Latin America.

We recognize this news, particularly in combination with the recent Chapter 11 filing announcement, may create concerns on a personal level. During this time, we ask you to stay focused on doing your job to the very best of your ability. The reasons for this are simple - our performance over the next few months will not only strengthen our ability to emerge successfully from Chapter 11, but will also strongly influence decisions on how the Latin American direct-to-home business will be operated in the future. As part of this, it is more important than ever for us to reassure current and prospective customers that they will continue to receive the high-quality services they expect from DIRECTV.

We should not lose sight of the real opportunities presented to all of us by this proposed transaction. The proposed transaction has the potential to provide all of us with an enhanced ability to grow our direct-to-home satellite business on both a distribution and programming basis. We will be working hard over the next few months to identify the best options for exploiting these opportunities.

We are committed to providing all of the employees of DIRECTV Latin America and its affiliated companies with timely updates on this process as it evolves. We recognize that the DIRECTV Latin America business has been built through your dedication and passion. As always, we will continue to make DIRECTV Latin America a fulfilling and rewarding place to work.

Sincerely,


Eddy Hartenstein, Chairman                   Larry Chapman, President and COO
DIRECTV Latin America                        DIRECTV Latin America

--------------------------------------------------------------------------------

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2002 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2002 annual meeting:

Jack A. Shaw                   Chief Executive Officer, Hughes
Roxanne S. Austin              Executive VP, Hughes; President and COO, DIRECTV
Patrick T. Doyle               Corporate VP and Treasurer, Hughes
Michael J. Gaines              Corporate VP and CFO, Hughes
Sandra A. Harrison             Senior VP, Hughes
Eddy W. Hartenstein            Senior Executive VP, Hughes; Chairman, DIRECTV
Larry D. Hunter                Senior VP and General Counsel

Mr. Shaw beneficially owns 4,084 shares of GM $1-2/3 common stock and 2,244,987 shares of GM Class H common stock. Ms. Austin beneficially owns 3,293 shares of GM $1-2/3 common stock and 1,632,071 shares of GM Class H common stock. Mr. Doyle beneficially owns 746 shares of GM $1-2/3 common stock and 511,149 shares of GM Class H common stock. Mr. Gaines beneficially owns 482 shares of GM $1-2/3 common stock and 298,745 shares of GM Class H common stock. Ms. Harrison beneficially owns 1,632 shares of GM $1-2/3 common stock and 916,136 shares of GM Class H common stock. Mr. Hartenstein beneficially owns 3,036 shares of GM $1-2/3 common stock and 1,962,614 shares of GM Class H common stock. Mr. Hunter beneficially owns 0 shares of GM $1-2/3 common stock and 485,130 shares of GM Class H common stock. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of April 9, 2003. In addition, each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of April 9, 2003.

Each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

Investors may obtain additional information regarding the interests of the participants by reading the prospectuses and proxy/solicitation statements if and when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                       *********************************

The following e-mail was sent to all DIRECTV employees:


SUBJECT:  GM / HUGHES / NEWS CORP. AGREEMENT

Dear DIRECTV Employee,

Today represents an important milestone for all of us at DIRECTV. As you've now heard from HUGHES CEO Jack Shaw, General Motors, Hughes and News Corp. have reached an agreement for News Corp. to purchase 34 percent of the ownership of HUGHES and its subsidiary companies, including DIRECTV, after the split-off of HUGHES from GM.

The executive leadership team and I are excited about this development because of the incredible potential it brings to DIRECTV. The agreement with News Corp. offers tremendous opportunity - not only for our company's continued profitable growth, but also for the value of our stock, both of which benefit you as an employee.

You probably have many questions about this agreement and how it will affect the company, your department, and you personally. Since we already had an employee broadcast scheduled next week to update you on our strong performance in the first quarter and our priorities for the second quarter and beyond, I look forward to using that opportunity to provide you with more information on this agreement.

Over the next few days, you'll be able to submit questions electronically that will be answered in periodic communication updates. Watch E-News for more details.

In addition, we'll keep you informed on a continuing basis via E-News, the DEN, future employee broadcasts and employee meetings. As is our custom, we want to communicate to all employees as quickly as possible regarding major changes in the company.

We expect to receive the necessary regulatory approvals for the General Motors / News Corp. transaction by the fourth quarter of this year or the first quarter of 2004.

Many of you have been through this process before, so you know firsthand how important it is to stay focused on maintaining DIRECTV as a strong and competitive force in the marketplace. The competition is fierce, and we can't afford to lose momentum. This is the time to continue concentrating on our annual priorities and second quarter initiatives so we can over-perform during this period.

Thank you for all you've done - and are doing - to make DIRECTV such a success. The leadership team and I look forward to embarking on the next chapter in the DIRECTV story and all of the additional successes that will bring.

- Roxanne

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.